Exhibit 99.1

 Q2 2015 Results    ”World leader in the international seaborne transportation of crude oil”  August 26, 2015  1

 Forward looking statements  MATTERS DISCUSSED IN THIS DOCUMENT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES SAFE HARBOR PROTECTIONS FOR FORWARD-LOOKING STATEMENTS IN ORDER TO ENCOURAGE COMPANIES TO PROVIDE PROSPECTIVE INFORMATION ABOUT THEIR BUSINESS. FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS CONCERNING PLANS, OBJECTIVES, GOALS, STRATEGIES, FUTURE EVENTS OR PERFORMANCE, AND UNDERLYING ASSUMPTIONS AND OTHER STATEMENTS, WHICH ARE OTHER THAN STATEMENTS OF HISTORICAL FACTS.FRONTLINE DESIRES TO TAKE ADVANTAGE OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND IS INCLUDING THIS CAUTIONARY STATEMENT IN CONNECTION WITH THIS SAFE HARBOR LEGISLATION. THE WORDS “BELIEVE,” “ANTICIPATE,” “INTENDS,” “ESTIMATE,” “FORECAST,” “PROJECT,” “PLAN,” “POTENTIAL,” “WILL,” “MAY,” “SHOULD,” “EXPECT” “PENDING” AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS.THE FORWARD-LOOKING STATEMENTS IN THIS DOCUMENT ARE BASED UPON VARIOUS ASSUMPTIONS, MANY OF WHICH ARE BASED, IN TURN, UPON FURTHER ASSUMPTIONS, INCLUDING WITHOUT LIMITATION, MANAGEMENT'S EXAMINATION OF HISTORICAL OPERATING TRENDS, DATA CONTAINED IN FRONTLINE’S RECORDS AND OTHER DATA AVAILABLE FROM THIRD PARTIES. ALTHOUGH FRONTLINE BELIEVES THAT THESE ASSUMPTIONS WERE REASONABLE WHEN MADE, BECAUSE THESE ASSUMPTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT AND ARE BEYOND FRONTLINE’S CONTROL, YOU CANNOT BE ASSURED THAT FRONTLINE WILL ACHIEVE OR ACCOMPLISH THESE EXPECTATIONS, BELIEFS OR PROJECTIONS. FRONTLINE UNDERTAKES NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENT TO CONFORM THE STATEMENT TO ACTUAL RESULTS OR CHANGES IN EXPECTATIONS.MPORTANT FACTORS THAT, IN FRONTLINE’S VIEW, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION: THE STRENGTH OF WORLD ECONOMIES AND CURRENCIES, GENERAL MARKET CONDITIONS, INCLUDING FLUCTUATIONS IN CHARTERHIRE RATES AND VESSEL VALUES, CHANGES IN DEMAND IN THE TANKER MARKET, INCLUDING BUT NOT LIMITED TO CHANGES IN OPEC'S PETROLEUM PRODUCTION LEVELS AND WORLD WIDE OIL CONSUMPTION AND STORAGE, CHANGES IN FRONTLINE’S OPERATING EXPENSES, INCLUDING BUNKER PRICES, DRYDOCKING AND INSURANCE COSTS, THE MARKET FOR FRONTLINE’S VESSELS, AVAILABILITY OF FINANCING AND REFINANCING, ABILITY TO COMPLY WITH COVENANTS IN SUCH FINANCING ARRANGEMENTS, FAILURE OF COUNTERPARTIES TO FULLY PERFORM THEIR CONTRACTS WITH US, CHANGES IN GOVERNMENTAL RULES AND REGULATIONS OR ACTIONS TAKEN BY REGULATORY AUTHORITIES, POTENTIAL LIABILITY FROM PENDING OR FUTURE LITIGATION, GENERAL DOMESTIC AND INTERNATIONAL POLITICAL CONDITIONS, POTENTIAL DISRUPTION OF SHIPPING ROUTES DUE TO ACCIDENTS OR POLITICAL EVENTS, VESSEL BREAKDOWNS, INSTANCES OF OFF-HIRE AND OTHER IMPORTANT FACTORS. FOR A MORE COMPLETE DISCUSSION OF THESE AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH FRONTLINE’S BUSINESS, PLEASE REFER TO FRONTLINE’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING, BUT NOT LIMITED TO, ITS ANNUAL REPORT ON FORM 20-F.THIS PRESENTATION IS NOT AN OFFER TO PURCHASE OR SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE OR SELL, ANY SECURITIES OF FRONTLINE.  2

 Agenda  Second Quarter 2015 Highlights and TransactionsFinancial ReviewMarket UpdateOutlookQ & A  3

 Highlights and Transactions   The Company issued 18.8 million new shares in the second quarter under its ATM program and this program is fully utilized. In April 2015, the remaining outstanding balance on the convertible bond of $93.4 million was repaid in full upon maturity.In June 2015, the Company agreed with Ship Finance to amend the long term charter parties relating to 17 vessels such that the fixed charter payments to Ship Finance are expected to decrease by approximately $283 million. In July 2015, the Company and Frontline 2012 entered into an agreement and plan of merger.   Second Quarter 2015  4

 Financial Highlights  Q2 – 2015 resultsNet income : $17.4mNet income per share : $0.11Share price NYSE August 25, 2015: $2.32Market cap: $460m  Second Quarter 2015  5

 Income Statement  Financial Review  6

 Ship operating expenses/Off-hire  2 Scheduled drydockings in Q3 2015  Financial Review  7

 Balance Sheet  Financial Review  8

 Cash Cost Breakeven  Financial Review  9

 Earnings & Market Factors   The MarketOil supply remained high during the quarterOil demand increased from Q1‘Forced’ storage of oilVessel speed up absorbedHigh fleet utilization  Market Update  10

 VLCC Fleet  Fleet  Delivery Schedule  Current Fleet & Orderbook  Current Fleet 639 Delivered 2015 9Orderbook 107 Estimated deliveries 2015 17Orderbook/Fleet 17%  Source: Fearnleys  Market Update  11

 Suezmax Fleet  Fleet  Delivery Schedule  Current Fleet & Orderbook  Current Fleet 449 Delivered 2015 6Orderbook 67 Estimated deliveries 2015 3Orderbook/Fleet 15%  Source: Fearnleys  Market Update  12

 Values & TC Rates  Newbuliding Prices  TC Market  Source: Clarkson  Market Update  13

 The Present Market  Current earnings at the lowest point seen in 2015ReasonsSaudi exports down Iraqi (Basra) exports fell 20% in July Chinese imports down in Aug/Sep (record high, up 28% YoY in Jun/Jul ‘15)Refinery maintenance  Market Update  14

Market Update

Market Outlook

Risk factors

- Rally in the oil price
- Yard capacity / tanker orderbook
- Demolition slowdown
- Opec (Saudi) strategy change
- A fall in fleet utilization (currently at about 88%)

Bullish factors

- Oil supply looks to remain high
- Atlantic supply moves east
- Majority of refinery expansion East of Suez
- High crude volumes causes congestion and 'forced' storage
- Demand is supported by the low oil price

FRONTLINE

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Questions?  16